SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 3 to
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  NOVELL, INC.
          (Name of Subject Company (Issuer) and Filing Person (Offeror)

   Options to Purchase Common Stock of Novell, Inc., Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                    670006105
         (CUSIP Number of Class of Securities of Underlying Options
                            to Purchase Common Stock)

                                 Jack L. Messman
                      President and Chief Executive Officer
                                  Novell, Inc.
                             1800 South Novell Place
                                Provo, Utah 84606
                                 (801) 861-7000
                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)

                                    Copy to:
                              Linda L. Griggs, Esq.
                                Rani Doyle, Esq.
                           Morgan, Lewis & Bockius LLP
                          1111 Pennsylvania Avenue, NW
                               Washington DC 20004
                                 (202) 739-3000

                            CALCULATION OF FILING FEE
    Transaction Valuation*                                Amount of Filing Fee**
       $36,810,753.62                                          $2,977.99

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 27,505,115 shares of common stock of Novell, Inc. having an aggregate value of $36,810,753.62 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

**  Previously paid.

____ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         Not applicable.
Form or Registration No.:       Not applicable.
Filing party:                   Not applicable.
Date filed:                     Not applicable.


____ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:
____  third party tender offer subject to Rule 14d-1.
_X__   issuer tender offer subject to Rule 13e-4.
____   going-private transaction subject to Rule 13e-3.
____   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: _X__

                             Introductory Statement

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO originally filed by Novell, Inc., a Delaware corporation, with the Securities and Exchange Commission on May 14, 2003, amended first on June 2, 2003, and amended second on June 11, 2003, is the final amendment relating to an offer by Novell to exchange certain outstanding options. This Amendment No. 3 reports the result of the offer.

Item 4.    Terms of the Transaction.

         (a) Material Terms.


         The offer expired at 5:00 p.m. Pacific Daylight Time on June 12, 2003. Pursuant to the offer, Novell has accepted for cancellation old option grants to purchase 17,012,219 shares of our common stock, representing approximately 63.76% of the shares of our common stock underlying all old option grants that were eligible for exchange in the offer. Subject to and in accordance with the terms of the offer, we will issue, on the new option grant date, new option grants to purchase 9,853,461 shares of our common stock in exchange for the old option grants cancelled in the offer.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                  NOVELL, INC.


                                               /s/ Joseph A. LaSala, Jr.
                                               --------------------------
                                                   Joseph A. LaSala, Jr.
                                                  Senior Vice President,
                                               General Counsel and Secretary



Date:  June 16, 2003